TAYLOR MORRISON HOME CORPORATION

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

April 5, 2013

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street

N.W. Washington, D.C. 20549

Attention:  Jay Ingram

Taylor Morrison Home Corporation

Registration Statement on

Form S-1 (File No. 333-185269)

Dear Mr. Ingram:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 27,381,500 shares (including 3,571,500 shares to cover over-allotments) of Class A common stock, par value $0.00001 per share, of Taylor Morrison Home Corporation (the “Company”) be accelerated to April 9, 2013 at 3:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Darrell C. Sherman
	Name:	Darrell C. Sherman
	Title:	General Counsel and Vice President

April 5, 2013

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street

N.W. Washington, D.C. 20549

Re:	Taylor Morrison Home Corporation
Registration Statement on
Form S-1 (File No. 333-185269)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Taylor Morrison Home Corporation’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 9, 2013 at 3:00 p.m. E.S.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 1, 2013

(ii)	Dates of distribution: April 1, 2013 - April 9, 2013

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 10

(iv)	Number of prospectuses so distributed: (a) approximately 7,687 to underwriters (b) 245 to others

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in the Master Agreement Among Underwriters of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc.

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Katie Stein
Name: Katie Stein
Title: Director

Citigroup Global Markets Inc.

By:	/s/ Samson Frankel
Name: Samson Frankel
Title: Director

Acting on behalf of themselves and as the representatives of the several underwriters.